

07003020

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quiet Light Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Boulevard, Suite 2020A
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Halston 312-431-0573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon & Company
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane (Address), Hinsdale (City) IL (State) 60521 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, John Halston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quiet Light Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -


OFFICIAL SEAL
NICOLE CONERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-26-2007

Signature

CWO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

February 7, 2007

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

Gentlemen:

In planning and performing our audits of the financial statements of Quiet Light Securities, LLC (the Company) as of and for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1) (Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006 and 2005, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon + Co.

Certified Public Accountants

QUIET LIGHT SECURITIES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

February 7, 2007

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Auditors' Report

Gentlemen:

We have audited the accompanying statements of financial condition of Quiet Light Securities, LLC as of December 31, 2006 and 2005 and the related statements of income, changes in member's equity and accumulated other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The detailed information included in the report (shown on page sixteen) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter Shannon & Co.

Certified Public Accountants

Index

		Page
Exhibit I	Statements of Financial Condition	2
Exhibit II	Statements of Income	3
Exhibit III	Statements of Changes in Member's Equity and Accumulated Other Comprehensive Income	4
Exhibit IV	Statements of Cash Flows	5
Notes to Financial Statements		6 - 15
Schedule A	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2006 and 2005	16

Exhibit I

Quiet Light Securities, LLC
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Current Assets		
Cash in Bank	$ 69,977	$ 199,003
Receivable from Clearing Organizations (Note 4)	(256,677)	115,515,601
Securities Owned (Marketable, at Market Value) (Note 5)	125,573,236	58,633,125
Prepaid Expenses and Miscellaneous	94,500	1,159,262
	$ 125,481,036	$ 175,506,991
Property and Equipment (Note 6) (Net of Accumulated Depreciation of $507,109 in 2006 and $482,199 in 2005)	$ 26,986	$ 51,896
Other Assets		
Loan Receivable (Note 8)	$ (2,503,920)	$ 1,269,889
Chicago Mercantile Exchange Deposit	517,559	522,318
Insors Integrated Communications, Inc. Options (Note 7)	2,000	2,000
O'Connor & Company LLC Preferred Stock (Note 7)	10,000	10,000
Gelber Securities, LLC Limited Liability Company Membership Interest (Note 7)		
Investments (Note 9)	33,863,554	20,237,641
Exchange Memberships (Note 10)	1,165,009	1,165,009
	$ 33,054,202	$ 23,206,857
Total Assets	$ 158,562,224	$ 198,765,744
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$	$ 46,209
Securities Sold, Not Yet Purchased, at Market Value (Note 5)	117,186,735	159,021,253
Accrued Expenses		1,509,488
Due to Quiet Light Trading, LLC	6,115,251	
	$ 123,301,986	$ 160,576,950
Member's Equity		
Member's Equity	$ 8,862,836	$ 21,027,603
Accumulated Other Comprehensive Income (Note 18)	26,397,402	17,161,191
	$ 35,260,238	$ 38,188,794
Total Liabilities and Member's Equity	$ 158,562,224	$ 198,765,744

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit II

Quiet Light Securities, LLC
Statements of Income
Years Ended December 31, 2006 and 2005

		2006		2005
Revenues				
Net Trading Revenue	$	(4,050,176)	$	3,846,039
Other Income		1,488,822		1,078,984
	$	(2,561,354)	$	4,925,023
Expenses				
Compensation and Benefits	$	2,637,826	$	3,471,950
Other Expense		447,491		228,102
	$	3,085,317	$	3,700,052
Net Income (Loss)	$	(5,646,671)	$	1,224,971

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit III

Quiet Light Securities, LLC
Statements of Changes in Member's Equity and Accumulated Other Comprehensive Income
Years Ended December 31, 2006 and 2005

	2006		2005	
	Member's Equity	Accumulated Other Comprehensive Income	Member's Equity	Accumulated Other Comprehensive Income
Beginning of Year	$ 21,027,603	$ 17,161,191	$ 27,015,117	$ 7,252,848
Net Income (Loss)	(5,646,671)		1,224,971	
Member's Distributions	(6,518,096)		(7,212,485)	
Other Comprehensive Income (Note 18)		9,236,211		9,908,343
End of Year	$ 8,862,836	$ 26,397,402	$ 21,027,603	$ 17,161,191

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit IV

Quiet Light Securities, LLC
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Operating Activities		
Net Income (Loss)	$ (5,646,671)	$ 1,224,971
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities		
Depreciation	24,910	132,947
Changes in Operating Assets and Liabilities		
(Increase) Decrease in Receivable from Clearing Organizations	115,772,278	(114,246,153)
(Increase) Decrease in Securities Owned	(66,940,111)	85,593,908
(Increase) Decrease in Prepaid Expenses	1,064,762	(675,953)
Increase (Decrease) in Accounts Payable, Accrued Expenses, Payable to Clearing Organizations, and Securities Sold, Not Yet Purchased	(43,390,215)	38,121,218
Net Cash Provided by Operating Activities	$ 884,953	$ 10,150,938
Investing Activities		
Acquisition of Property and Equipment	$	$ (142,710)
Gelber Securities, LLC Limited Liability Company Membership Interest		200,000
Loan Receivable	3,773,809	(230,027)
Chicago Mercantile Exchange Deposit	4,759	(5,731)
Exchange Memberships Acquired		226,697
Chicago Mercantile Exchange Holdings, Inc. Common Stock and The Chicago Board of Trade Holdings, Inc. Common Stock	(4,389,702)	(2,877,811)
Due to Quiet Light Trading, LLC	6,115,251	
Net Cash Provided (Used) by Investing Activities	$ 5,504,117	$ (2,829,582)
Financing Activities		
Member's Distributions	$ (6,518,096)	$ (7,212,485)
Net Cash (Used) by Financing Activities	$ (6,518,096)	$ (7,212,485)
Increase (Decrease) in Cash and Cash Equivalents (Note 2)	$ (129,026)	$ 108,871
Cash and Cash Equivalents - Beginning of Year	199,003	90,132
Cash and Cash Equivalents - End of Year	$ 69,977	$ 199,003

The accompanying notes to the financial statements are an integral part of this statement.

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 **Company's Activities**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a non-clearing member firm of The Chicago Mercantile Exchange, The Chicago Board of Trade, The Chicago Board Options Exchange, Eurex U.S., and Eurex A.G. The Company is a single member limited liability company (LLC). The Company is primarily engaged in the business of options market-making and other trading and arbitrage activities for its proprietary accounts.

Note 2 **Summary of Significant Accounting Policies**

Revenue and Cost Recognition

The books of the Company are maintained on an accrual basis for financial statement as well as tax return purposes.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Substantially all of the Company's securities are readily marketable.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its Receivables from Clearing Organizations separately although these accounts are considered the equivalent of cash. Many of the Company's options contracts expire (mature) in three months or less, and the Company has therefore classified these securities separately as appropriate.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 2 **Summary of Significant Accounting Policies (Continued)**

Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets are recognized based on the excess of the asset's carrying amount over the fair value of the asset. In management's opinion, no impairment exists.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2006 and 2005.

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 **Fair Values**

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value due to the short period of time to maturity.

Note 4 **Receivable / Payable with Clearing Organizations**

The Company clears certain of its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

Note 5 **Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Assets	Liabilities
Options and Stocks	$ 125,573,236	$ 117,186,735

Note 6 **Property and Equipment**

	2006	2005
Assets		
Office Furniture and Equipment	$ 534,095	$ 534,095
Accumulated Depreciation and Amortization		
Office Furniture and Equipment	(507,109)	(482,199)
Net Property and Equipment	$ 26,986	$ 51,896

Note 7 **Common Stock, Preferred Stock, and Limited Liability Company Membership Interest**

The Company acquired 200,000 options ($2,000) of Insors Integrated Communications, Inc., Class B non-voting common capital stock in connection with its financing agreement with Insors. The Company acquired one share ($10,000) of O'Connor & Company LLC Class A preferred stock. The Company acquired a 1/5 of one unit limited liability company membership interest in Gelber Securities, LLC.

Note 8 **Loan Receivable**

	2006	2005
The Company made a secured term loan. The loan operates as a line of credit and is scheduled to be repaid in full on October 4, 2007. The loan has a 5% fixed interest rate. The loan is secured by 17,999 "A Shares" in CME Holdings, Inc. and a related Class B-1 (CME) share. The loan matures on October 4, 2007. Also, the security for this loan has been assigned to the Company for its clearing firm requirements at the CME. The CME has priority ahead of the Company with respect to any claims regarding this collateral. During 2006, 10,499 "A Shares" in CME Holdings, Inc. were transferred to the Company in connection with this line of credit.	$(2,503,920)	$ 1,269,889

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 9 Investments

The Company reports on its statements of financial condition investments in the Chicago Mercantile Exchange Holdings, Inc. and the Chicago Board of Trade Holdings, Inc. as summarized below.

The fair value and cost basis of the Chicago Mercantile Exchange ("CME") Holdings, Inc. common stock and the Chicago Board of Trade ("CBOT") Holdings, Inc. common stock are as follows:

	Fair Value	Cost
Total Investment in Shares of CME Holdings, Inc.	$ 27,829,292	$ 3,750,902
Total Investment in Shares of CBOT Holdings, Inc.	6,034,262	1,695,198
	$ 33,863,554	$ 5,446,100

Fair market values for the shares of CME Holdings, Inc. and for the shares of CBOT Holdings, Inc. were determined from the New York Stock Exchange based upon the December 31, 2006 closing price. The investment in the shares of CME Holdings, Inc. and for the shares of CBOT Holdings, Inc. are recorded at fair market value.

The Company owns 54,594 shares of CME Holdings, Inc. As of December 31, 2006, some of the shares in CME Holdings, Inc. have been assigned to the CME for membership purposes. The Company operates as an "inactive" clearing member firm at the CME. The Company owns 39,838 shares of CBOT Holdings, Inc. that are subject to temporary restrictions.

Each of the Companys' CME memberships are attached with a "B Share" of CME Holdings, Inc. The Company owns one of each of the following: B-1, B-2, B-3, and B-4. Class B Shares in CME Holdings, Inc. cannot be sold or transferred separately from the sale of the associated membership (CME, IMM, IOM, or GEM) in the Exchange. That is, Class B Shares must be sold or transferred with the associated CME, IMM, IOM, or GEM membership. Further, no membership in the Exchange may be sold unless the purchaser also acquires the associated Class B Share. Class B Shares and the associated membership may, however, be sold separately from Class A Shares at any time unless the shares are assigned for clearing purposes.

Note 10 Exchange Memberships

Chicago Board of Trade (CBOT) and CME Memberships

	Fair Value	Cost
CBOT Full Member (Professional Firm)	$ 728,000	$ 106,903
CME Memberships	1,262,000	1,058,106
Total	$ 1,990,000	$ 1,165,009

Note 10 Exchange Memberships (Continued)

Chicago Board of Trade (CBOT) and CME Memberships (Continued)

Fair market values for the Chicago Mercantile exchange memberships and for the Chicago Board of Trade exchange memberships were determined from the December 31, 2006 last sale price.

The exchange membership in the CBOT and CME are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2006 and 2005.

Note 11 Related Parties

The Company shares its office, facilities, and support services and associated costs among related companies.

Note 12 Lease Obligations

The Company entered into a lease for the space occupied in the Chicago Board of Trade Building (Suite 2020A and Suite B281) on February 6, 2002. The lease is for a term beginning March 1, 2002 through May 31, 2011. The future payments are as follows:

	Annual	Monthly
June 1, 2006 – May 31, 2007	$ 140,771	$ 11,731
June 1, 2007 – May 31, 2008	159,279	13,273
June 1, 2008 – May 31, 2009	159,279	13,273
June 1, 2009 – May 31, 2010	159,279	13,273
June 1, 2010 – May 31, 2011	159,279	13,273

In addition to the above base rental, the Company will be responsible for its proportionate share of escalation allocations, real estate taxes, and operating expenses. The Company also subleases space to its affiliated entities, but future payments on those arrangements have not been netted in the amounts reported above.

The Company has entered into various other leases for month-to-month booth space and seat leases on various exchange floors and leases for the rental of equipment.

Note 13 Profit Sharing Retirement Plan

The Company has established a 401(k) profit sharing retirement plan effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis. For the plan years 2006 and 2005, the Company contributed $ - 0 - and $ - 0 - , respectively.

Note 14 **Financial Instruments – Accounting Policies**

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, except as described in the next paragraph, as all financial instruments, except for marketable debt and equity securities and their related options classified as available-for-sale, are marked to market with changes in fair values reflected in earnings. Therefore, the disclosure required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

The Company's investment in Chicago Mercantile Exchange Holdings, Inc. common stock has been classified as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. The Company engaged in hedging activities with respect to its investment in Chicago Mercantile Exchange Holdings, Inc. common stock through March, 2005. Subsequently, its investment is no longer hedged. Unrealized gains or losses on these hedging contracts through March, 2005 are reported in other comprehensive income.

Fair values of options contracts are recorded in Securities Owned or Securities Sold, Not Yet Purchased as appropriate. Open, net liquidating, equity in futures transactions is recorded as Receivables from and Payables to Clearing Organizations in the statements of financial condition.

Premiums for written and purchased option contracts are reported on a gross basis in the statements of financial condition at market value.

Note 15 **Financial Instruments with Off-Balance-Sheet Risk**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage portfolio risks and are subject to varying degrees of market risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Note 15 **Financial Instruments with Off-Balance-Sheet Risk (Continued)**

Futures contracts and options on futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the Statements of Financial Condition. At December 31, 2006 and 2005, the Company had commitments to enter into future resale and repurchase agreements. At December 31, 2006 and 2005, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006 and 2005, at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

Note 16 **Derivative Financial Instruments**

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are generally executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. As of December 31, 2006 and 2005, the Company reported $294.7 million and $276.4 million of notional value in long futures contracts and $833.0 million and $402.7 million in short futures contracts, respectively.

Substantially all of the Company's options contracts expire within one year. Options contracts are classified on the statements of financial condition as Securities Owned (Assets) and Securities Sold, Not Yet Purchased, at Market Value (Liabilities).

Note 17 **Concentrations of Risk**

The Company is engaged in various trading activities exclusively through regulated exchanges in the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchange and its clearing firms. The Company may hold significant amounts of money in various banks in excess of the amount covered under FDIC insurance.

Note 18 Other Comprehensive Income

The components of other comprehensive income are as follows:

	2006	2005
Unrealized Gains on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ 7,233,657	$ 7,571,832
Unrealized Gains on Chicago Board of Trade ("CBOT") Holdings, Inc. Investments During the Year	2,002,554	2,336,511
Total Other Comprehensive Income	$ 9,236,211	$ 9,908,343

Accumulated Other Comprehensive Income presented in the accompanying statements of financial condition consists of the accumulated net unrealized gains on assets classified as available-for-sale investments, interpreted under Financial Accounting Standards Board No. 115.

Note 19 Guarantees

Derivative Contracts

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 19 **Guarantees (Continued)**

Indemnifications (Continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 20 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used.

At December 31, 2006, the Company had net capital of $23,604,410 which was $23,029,799 in excess of its required net capital of $574,611.

Note 21 **Collateral**

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2006, consist of the following:

Financial Statement Classification	Carrying Amount
Securities Owned	$ - 0 -

Schedule A

Quiet Light Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006 and 2005

	2006	2005
Total Member's Capital	$ 35,260,238	$ 38,188,794
Unallowable Assets	(9,262,506)	(11,733,616)
Commodity Futures Contracts Proprietary Capital Charges	(536,464)	(490,892)
Other Deductions	(500,000)	(500,000)
Haircuts Required	(1,356,858)	(1,392,791)
Net Capital	$ 23,604,410	$ 24,071,495
Minimum Net Capital Requirement	574,611	103,713
Excess Net Capital	$ 23,029,799	$ 23,967,782

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by Quiet Light Securities, LLC as of December 31, 2006.

END

The accompanying notes to the financial statements are an integral part of this statement.